Exhibit (h)(xii)

AMENDED SCHEDULE A

This Amended Schedule A, dated October 30, 2026, relates to the Master Services Agreement between Diamond Hill Capital Management, LLC (formerly Diamond Hill Capital Management Inc.) and Ultimus Fund Solutions, LLC, dated May 31, 2016, as amended.

Fund Portfolio(s) (12/31 fiscal year end)

1.	Select Fund
2.	Core Bond Fund
3.	Large Cap Fund
4.	Long-Short Fund
5.	Mid Cap Fund
6.	Small Cap Fund
7.	Small-Mid Cap Fund
8.	Short Duration Income Fund
9.	Core Plus Bond Fund
10.	Securitized Total Return Fund

The parties duly executed this Amended Schedule A as of October 30, 2026.

	Diamond Hill Capital Management, LLC		Ultimus Fund Solutions, LLC

By:	/s/ Thomas E. Line	By:	/s/ Gary R. Tenkman
Name:	Thomas E. Line	Name:	Gary R. Tenkman
Title:	Chief Financial Officer	Title:	Chief Executive Officer